

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Felipe MacLean
Chief Executive Officer
Clover Leaf Capital Corp.
1450 Brickell Avenue, Suite 1420
Miami, FL 33131

> **Re: Clover Leaf Capital Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 26, 2024**
> **File No. 333-274851**

Dear Felipe MacLean:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed April 26, 2024

Summary of the Proxy Statement/Prospectus, page 1

1.   We note your disclosure that Clover Leaf's Common Stock, Units and Public Rights are currently listed on Nasdaq. In each place where you reference such listing, acknowledge that your securities may be subject to suspension and delisting pending the outcome of a hearing before the Panel, which you requested on March 8, 2024. Update your disclosure to provide the status of such request. Acknowledge that it is a condition to the Merger that Clover Leaf common stock shall not have been suspended from trading as a result of a delisting from Nasdaq and the likely consequences if the Common Stock is delisted before the Merger is consummated.

<u>Kustom Entertainment Management Forecasts, page 103</u>

2.   We note your indication that financial forecasts were prepared by Kustom Entertainment management and shared with the Clover Leaf Board and Newbridge, and the projections were comprised of projected income statements for 2023 through 2032. Revise to provide this information. In doing so, acknowledge any material differences in the actual results as compared to projected results and discuss whether any such differences were discussed or considered by the Board in recommending or continuing to recommend the transaction.

3.   Considering Kustom's inability to raise capital in the public capital markets in 2023, revise the final assumption on page 104 to acknowledge as much.

<u>Executive Compensation, page 192</u>

4.   We note that, in your discussion of Kustom Entertainment's executive compensation for the fiscal year ended December 31, 2023, you refer to Digital Ally's Annual Report on Form 10-K filed on March 31, 2023. Please revise or explain why this is appropriate, as such annual report pertains to the fiscal year ended December 31, 2022.

<u>Kustom Entertainment Financial Statements</u>
<u>Note 1. Nature of Business and Summary of Significant Accounting Policies</u>
<u>Nature of Operations, page F-32</u>

5.   We note your added disclosure that you applied pushdown accounting in the TicketSmarter Acquisition. This appears to contradict your responses and revisions on December 8, 2023 and February 5, 2024 that indicate you did not apply pushdown accounting. Please advise or otherwise revise your disclosure.

<u>General</u>

6.   Your reference to the Kustom Entertainment Registration Statement is unclear to us, considering Kustom Entertainment is not currently a registrant. Tell us why this reference is necessary or revise to remove it.

     Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jessica Yuan